# CRESTA WESTHALL LLP

## STATEMENT OF FINANCIAL CONDITION

### JUNE 30, 2021

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-69126 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 07/01/2020 (MM/DD/YY) AND ENDING 06/30/2021 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cresta Westhall LLP

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17 Saville Row
(No. and Street)

| London | UK | W1S 3PN |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Douglas Fulton — 44 20 7371 9691
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael Coglianese CPA, P.C.
(Name – *if individual, state last, first, middle name*)

| 125 E. Lake Street, Ste 303 | Bloomingdale | IL | 60108 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, ___Douglas Fulton___, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Cresta Westhall LLP___, as of ___June 30___, 20 ___21___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

Affirmed by Douglas Fulton.
at London, England on 09/01/2021
Before me, Wendy Yuk Wah Dch



_____
Signature

<u>DESIGNATED    MEMBER</u>
Title

WENDY YUK WAH SYMON - NOTARY PUBLIC
My commission expires with life
9 Carlos Place London W1K 3AT
44 (0) 20 7499 2605
www.notarypublicinlondon.com
notary@notarypublicinlondon.com

Notary Public    September 1st, 2021

This report ** contains (check all applicable boxes):
- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x]

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# CRESTA WESTHALL LLP

## JUNE 30, 2021

## TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm



## MICHAEL COGLIANESE CPA, P.C.
### ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

**Report of Independent Registered Public Accounting Firm**

To the Partners of Cresta Westhall LLP

**Opinion on the Financial Statement**

We have audited the accompanying statement of financial condition of Cresta Westhall LLP as of June 30, 2021, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Cresta Westhall LLP as of June 30, 2021 in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

This financial statement is the responsibility of Cresta Westhall LLP's management. Our responsibility is to express an opinion on Cresta Westhall LLP's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Cresta Westhall LLP in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Cresta Westhall LLP's auditor since 2020.

*Michael Coglianese CPA, P.C.*

Bloomingdale, IL
August 26, 2021

# CRESTA WESTHALL LLP

## STATEMENT OF FINANCIAL CONDITION
## JUNE 30, 2021

**ASSETS**

| | | |
|---|---|---:|
| Cash & cash equivalents | $ | 321,989 |
| Commission receivable | | 572,947 |
| Deposits held with FINRA | | 6,447 |
| Prepaid expenses | | 1,218 |
| **Total assets** | $ | 902,601 |

**LIABILITIES AND PARTNERS' CAPITAL**

| | | |
|---|---|---:|
| Liabilities: | | |
| Accounts payable | | 2,165 |
| Due to affiliates | | 61 |
| | | 2,226 |
| Partners' Capital | | 900,375 |
| **Total liabilities and partners' capital** | $ | 902,601 |

See notes to the financial statement

1

## NOTES TO THE STATEMENT OF FINANCIAL CONDITION
### JUNE 30, 2021

1. **ORGANIZATION AND DESCRIPTION OF BUSINESS**

Cresta Westhall LLP (the "Partnership") is a Limited Liability Partnership organized in the United Kingdom effective July 6, 2012. The Partnership does business on a fully disclosed basis and, therefore, does not hold or maintain any customer accounts. The Partnership engages primarily in the private placements of securities, and serves clients in the United States and abroad. The Partnership is a registered broker under the Securities Exchange Act of 1934 and is a member of Financial Industry Regulatory Authority ("FINRA") and Securities Investor Protection Corp ("SIPC"). FINRA granted the Partnership membership effective June 17, 2013. The Partnership operates under Non-Covered Firm provision of Rule 15c3-3 of the Securities Exchange Act of 1934 which provides that the Partnership will not hold customer funds or safekeep customer securities.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

*Revenue recognition*
The Partnership enters into arrangements with various independent Funds and earns commissions as a distributor of subscriptions to investors. Commissions are recognized as earned based on the amount of subscriptions raised at the agreed upon rate, as defined in each agreement. Fund distribution services represent a single performance obligation and are satisfied at a point in time when an investor makes an investment in a share class of the Funds and on-going commissions are based on net asset values over the investment period.

*Income taxes*
The Partnership is organized as a United Kingdom ("UK") Limited Liability Partnership. The members of the partnership are all UK individuals or other UK corporate entities. Accordingly, the Partnership is not subject to United States federal or state income taxes, and therefore no provision for income taxes has been recorded in the accompanying statement of operations.

*Income tax positions*
The Financial Accounting Standards Board ("FASB") has issued a standard that clarifies the accounting and recognition of income tax positions taken or expected to be taken in the Partnership's income tax returns. The Partnership has analyzed tax positions taken for filing with all jurisdictions where it operates. The Partnership believes that income tax positions will be sustained upon examination and does not anticipate any adjustments that would result in a material adverse effect on the Partnership's financial condition, results of operations or cash flows. Accordingly, the Partnership has not recorded any reserves or related accruals for interest and penalties for uncertain tax positions. If the Partnership incurs interest or penalties as a result of unrecognized tax positions, the policy is to classify interest accrued with interest expense and penalties thereon with operating expenses.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** *(continued)*

### Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### Foreign currency

The functional currency for all operations of the Partnership is the United States dollar. Nonmonetary assets & liabilities are remeasured at historical rates and monetary assets and liabilities are remeasured at exchange rates in effect at the end of the year. Statement of income amounts are remeasured at average rates for the year. Gains and losses from foreign currency transactions are included in current results of operations in the accompanying statement of income.

### Recent Accounting Developments

In June 2016, the FASB issued Accounting Standards Update ("ASU") 2016-13, *Measurement of Credit Losses on Financial Instruments* - Credit Losses ("ASC 326").  The main objective of ASC 326 is to provide financial statement users with more useful information about the expected credit losses on financial instruments and other commitments to extend credit held by an entity at each reporting date.  To achieve this objective, the amendments in this Topic replaces the incurred loss impairment methodology in U.S. GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to develop credit loss estimates. This is adjusted each period for changes in expected lifetime credit losses at the time the financial asset is originated or acquired. For financial assets measured at amortized costs (i.e., cash and commissions and fees receivable), the Company has concluded that there are de minimus expected credit losses based on the nature and contractual life or expected life of the financial assets and immaterial historical losses. On July 1, 2020, the Company adopted ASC 326 using the modified retrospective approach for all in-scope assets, which did not result in an adjustment to the opening balance in members' equity.

### Subsequent events

These financial statements were approved by management and available for issuance on the date of the Report of Independent Registered Public Accounting Firm.  Subsequent events have been evaluated through this date. There were no subsequent events requiring disclosure and or adjustment.

# CRESTA WESTHALL LLP

## NOTES TO THE STATEMENT OF FINANCIAL CONDITION
## JUNE 30, 2021

3. **NET CAPITAL REQUIREMENTS**

The Partnership is subject to the uniform net capital requirements of Rule 15c3-1 of the Securities and Exchange Act, as amended, which requires the Partnership to maintain, at all times, sufficient liquid assets to cover indebtedness. In accordance with the Rule, the Partnership is required to maintain defined minimum net capital of the greater of $5,000 or 6 2/3% of aggregate indebtedness.

At June 30, 2021, the Partnership had net capital, as defined, of $308,077, which exceeded the required minimum net capital of $5,000 by $303,077. Aggregate indebtedness at June 30, 2021 totaled $2,226. The Partnership's percentage of aggregate indebtedness to net capital was 0.72%.

4. **RELATED PARTY TRANSACTIONS**

Pursuant to a management services agreement, effective July 1, 2017, between Westhall Partners LLP ("WP LLP") and the Partnership, WP LLP agreed to pay all indirect operating expenses of the Partnership in connection with its corporate offices including administrative services and facility charges as described in the agreement. The agreement also states that the Partnership will pay all of its own direct expenses, such as legal and accounting fees, filing costs, registration and membership fees, and others as deemed necessary.

5. **CONCENTRATIONS**

The Partnership received 91% of its revenue from 4 customers and the other 9% from other fund managers during the year ended June 30, 2021.